Form 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated August 16, 2005

MobiFon Holdings B.V.

(Translation of registrant’s name into English)

Rivium Quadrant 173-177, 15th floor, 2909 LC  Capelle aan den IJssel, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Explanatory Note: This Form 6-K/A amends and restates in its entirety the Form 6-K furnished on August 12, 2005, to include a letter received since the date of that report from the previous Principal Accountant of MobiFon Holdings B.V., Ernst & Young LLP, confirming the previous Principal Accountant’s agreement with certain statements made in that report.

This Report on Form 6-K/A contains an amendment to paragraph 3 of the notification issued by MobiFon Holdings B.V. on August 12, 2005, entitled “RESIGNATION OF AUDITORS”, and includes a letter of previous Principal Accountant as an exhibit.

RESIGNATION OF AUDITORS

(1) Previous Independent Auditors

(i)  On 2 August 2005, and following the indirect acquisition of MobiFon Holdings BV by the Vodafone Group, the Company’s auditors, Ernst & Young LLP (the “Principal Accountant”), informed the Company’s audit committee that it has resigned as the Company’s auditors for SEC filing purposes.

(ii)  With respect to each of the past two financial years, the Principal Accountant’s report on the consolidated financial statements of the Company contained no adverse opinion or disclaimer of opinion, nor was either report qualified or modified as to uncertainty, audit scope or accounting principles.

(iii)  The decision to resign was made by the Principal Accountant and therefore was not subject to the approval of the audit committee or the board of directors of the Company.  However, the Principal Accountant would have nevertheless been replaced during the current financial year in accordance with the Vodafone Group’s policy of engaging one audit firm to perform audit related services to all of its global operations.

(iv)  During the Company’s two most recent fiscal years and the subsequent interim period preceding the resignation of the Principal Accountant, there were no disagreements with the Principal Accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

(v)  There are no matters which would require disclosure pursuant to paragraph (a)(1)(v) of Item 304 of Regulation S-K.

(2) Appointment of new Independent Auditors

The Company has not yet formally appointed a new independent accountant as the principal accountant to audit the Company’s financial statements.  An appointment will be made in due course.

(3) Letter from Principal Accountant

The Principal Accountant has furnished a letter addressed to the Commission stating that it agrees with the statements made by the Company in this report.  A copy of this letter is attached as an exhibit to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

MOBIFON HOLDINGS B.V.
(Registrant)

	By:	/s/ M L J M Heere
	Name:	Michiel Heere
	Title:	Director

Dated: August 16, 2005	By:	/s/ E A J De Rijk
	Name:	Erik De Rijk
	Title:	Director